newgold™

NEW GOLD TO DISCUSS 2014 FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS ON FRIDAY, FEBRUARY 20, 2015

February 10, 2015 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) plans to announce its 2014 fourth quarter and year-end financial results after market close on Thursday, February 19, 2015.   A webcast and conference call to discuss these results will be held on Friday, February 20, at 9:00 a.m. Eastern Time. Participants may listen to the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference call by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S.

A recorded playback of the conference call will be available until March 20, 2015 by calling toll-free 1-855-859-2056, or 1-416-849-0833 outside of Canada and the U.S., passcode 79029313. An archived webcast will also be available until February 20, 2016 at www.newgold.com following the event.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com